UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 6)*


                         Curtiss-Wright Corporation
           -----------------------------------------------------
                              (Name of Issuer)


                                Common Stock
           -----------------------------------------------------
                       (Title of Class of Securities)


                                231561 10 1
           -----------------------------------------------------
                               (CUSIP Number)


                               Scott Renwick
                               Unitrin, Inc.
                           One East Wacker Drive
                             Chicago, IL 60601
                               (312) 661-4520
           -----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              August 17, 2001
           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
    CUSIP No. 231561 10 1
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Unitrin, Inc.
     95-4255452

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [   ]
                                                                    (b) [   ]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     N/A

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e) [   ]

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6.   Citizenship or Place of Organization
     Delaware

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       Number             7.   Sole Voting Power
         of                    4,382,400
       Shares             -----------------------------------------------------
     Beneficially         8.   Shared Voting Power
       Owned by                0
        Each              -----------------------------------------------------
      Reporting           9.   Sole Dispositive Power
       Person                  4,382,400
        With              -----------------------------------------------------
                          10.  Shared Dispositive Power
                               0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,382,400
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)        [   ]

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13.  Percent of Class Represented by Amount in Row (11)
     43.5%

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14.  Type of Reporting Person (See Instructions)
     HC, CO

Amendment No. 6 to Schedule 13D

     This Amendment No. 6 amends and supplements the Schedule 13D originally filed by Unitrin, Inc. ("Unitrin") on April 6, 1990, as amended by Amendment No. 1 thereto, dated February 28, 1996, Amendment No. 2 thereto, dated March 15, 1996, Amendment No. 3 thereto, dated December 4, 1996, Amendment No. 4 thereto, dated November 6, 2000, and Amendment No. 5 thereto, dated January 11, 2001.

Item 1.  Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock"), of Curtiss-Wright Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1200 Wall Street West, Lyndhurst, New Jersey 07071.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby restated in its entirety as follows:

     On August 17, 2001, (a) Unitrin and the Issuer entered into a Second Amended and Restated Distribution Agreement (a copy of which is attached hereto as Exhibit 99.1) (the "Distribution Agreement"), and (b) Unitrin, CW Disposition Company, a wholly-owned subsidiary of Unitrin, and the Issuer entered into a Second Amended and Restated Agreement and Plan of Merger (a copy of which is attached hereto as Exhibit 99.2) (the "Merger Agreement"), each of which were originally entered into as of November 6, 2000, and filed as exhibits to Amendment No. 4, dated November 6, 2000, to Schedule 13D, and amended and restated as of January 11, 2001, and filed as exhibits to Amendment No. 5, dated January 11, 2001, to Schedule 13D. A description of the terms and effects of the Distribution Agreement and the Merger Agreement is included in Item 4 of Amendment No. 4, dated November 6, 2000, to Schedule 13D. The changes made in the first amendment and restatement of the Distribution Agreement and Merger Agreement were made primarily to reflect technical changes relating to the presentation of proposed corporate governance amendments to the Issuer's certificate of incorporation for stockholder approval. The changes made in the second amendment and restatement of the Distribution Agreement and the Merger Agreement were made primarily to reflect (i) the elimination of a proposed $.25 per share cash dividend that was to be declared by the Issuer at the time of the recapitalization and the related waiver thereof by Unitrin;
(ii) the removal of a proposal to implement a classified board from the proposed governance amendments; (iii) the modification of a proposed amendment to the Issuer's certificate of incorporation relating to the recapitalization to provide that any stockholder vote to eliminate the special voting rights of the class B common stock would require a vote of the common stock and the class B common stock voting as a single class and not a separate vote of each class of stock; (iv) certain changes to the indemnification provisions contained in the Distribution Agreement; (v) the elimination of a condition to the transactions that provided that the recapitalization and distribution would not occur if the corporate governance amendments were not approved by a majority of the outstanding shares of the Issuer's common stock; and (vi) in recognition and consideration of the unanticipated level of time and expense required in connection with the recapitalization and distribution, to include provisions providing for the reimbursement by Unitrin for up to $1.75 million in documented out-of-pocket expenses of the Issuer solely and directly relating to the transactions contemplated by the Distribution Agreement and the Merger Agreement, payable at the effective time of the merger on the distribution date.

     The Distribution Agreement and the Merger Agreement are incorporated by reference into this Item 6 and the foregoing description is qualified in its entirety by reference to the Distribution Agreement and the Merger Agreement.

     On May 24, 2001, Unitrin received a ruling from the Internal Revenue Service to the effect that, for U.S. federal income purposes, among other things, (i) the recapitalization pursuant to the Merger Agreement will be a tax-free transaction to Unitrin and the Issuer under Section 354 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"); and (ii) the distribution pursuant to the Distribution Agreement will be tax-free to Unitrin and its stockholders under Section 355 of the Internal Revenue Code.

Item 7. Material to be Filed as Exhibits.

Exhibit                    Description
---------                  --------------

99.1 Second Amended and Restated Distribution Agreement, dated as of August 17, 2001, between Unitrin, Inc. and Curtiss-Wright Corporation.

99.2 Second Amended and Restated Agreement and Plan of Merger, dated as of August 17, 2001, among Unitrin, Inc., CW Disposition Company and Curtiss-Wright Corporation.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: August 17, 2001               UNITRIN, INC.


                                            By: /s/ Scott Renwick
                                               --------------------------------
                                               Scott Renwick
                                               Secretary




                               EXHIBIT INDEX

Exhibit                    Description
---------                  --------------

99.1 Second Amended and Restated Distribution Agreement, dated as of August 17, 2001, between Unitrin, Inc. and Curtiss-Wright Corporation.

99.2 Second Amended and Restated Agreement and Plan of Merger, dated as of August 17, 2001, among Unitrin, Inc., CW Disposition Company and Curtiss-Wright Corporation.